Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, WA 98105

USA

Direct: (206) 522-2256

Mobile: (206) 412-6868

E-mail: tpuzzo@msn.com

April 19, 2017

VIA EDGAR

Sandra B. Hunter

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eason Education, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1 Filed February 2, 2017 File No. 333-212918

Dear Ms. Hunter:

We hereby submit the information in this letter, on behalf of our client, the Company, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 17, 2017. Amendment No. 3 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on April 19, 2017.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

General

1. Please tell us how you intend to comply with the financial statement updating requirements of Rule 8-08 of Regulation S-X.

Company response: The Company has updated its financial statements in compliance with Rule 8-08 of Regulation S-X, by including audited financial statements for the year ended December 31, 2016, in the Amendment No. 3 to Form S-1.

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Note 2. Significant Accounting Policies

Cash and Cash Equivalents, page F-18

2. Regarding the revisions made in response to comment 4, please further revise to discuss the reasons that necessitate the need for the company’s cash to be held by an attorney. Consider the need to revise the front of the document to discuss those reasons and to identify any related risks.

Company response: The Company has discussed the reason for having cash in a trust account on pages 37 and F-7. The Company has considered the need to revise the front of the Form S-1 to discuss those reasons and to identify any related risks, and has elected not to do so because it sees no risk to having cash in a lawyer’s IOLTA trust account.

Exhibit 23.1

3. It appears that there has been a change in your independent registered public accounting firm. Please explain to us how you determined you were not required to include the disclosures required by Item 304 of Regulation S-K. Reference is made to questions 114.02 and 114.03 of the Compliance and Disclosure Interpretation related to Exchange Act Form 8-K.

Company response: The Company has not changed independent registered public accounting firm. The independent registered public accounting firm has confirmed to the Company that it merely changed its name from DCAW (CPA) Limited to Centurion ZD CPA Limited in October 2016 and filed a Form 3 to change its name with the PCAOB on November 8, 2016.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo

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